David J. Dzuricky	Post Office Box 33068
Senior Vice President and Chief Financial Officer	Charlotte, North Carolina 28233
Telephone: 704-731-4547
Facsimile: 704-731-4097
Email: david.dzuricky@piedmontng.com
March 17, 2008
H. Christopher Owings
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549-7010

Re:	Piedmont Natural Gas Company, Inc. Form 10-K for the Fiscal Year Ended October 31, 2007 Filed December 28, 2007

Forms 10-Q for the Quarters Ended January 31, 2007, April 30, 2007 and July 31, 2007

Definitive Schedule 14A Filed January 22, 2008 File No. 1-6196
Dear Mr. Owings:
     We are responding to your letter dated February 13, 2008 regarding your office’s review of the above listed filings. As requested, we have provided additional disclosures in bold type in this letter and in the Appendices that we will include in our future filings where requested and as applicable.
     The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filing; that Commission staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

H. Christopher Owings
March 17, 2008
General
1. Where a comment below requests additional disclosure to be included, please show us in your supplemental response what your revised disclosures will look like. These additional disclosures should be included in your future filings.
Response: Where required, we have provided any additional disclosure that should be in a future filing.
Form 10-K for the Fiscal Year Ended October 31, 2007
Related Party Transactions, page 9
2. In future filings, please revise to identify all related person transactions. We note the discussion of related person transactions on pages 66-70 of your Form 10-K.
Response: Regulation S-K 229.201 (b)(1) requires us to disclose the approximate number of holders of each class of our common equity securities as of the latest practicable date. On page 9 in Part II, Item 5 of the Form 10-K, we disclosed that as of December 20, 2007, our common stock was owned by 15,660 shareholders of record.
If the number of holders is being presented in a 1933 Act registration statement or in a proxy or information statement that relates to an acquisition, business combination or other reorganization, we must disclose under Regulation S-K 229.201 (b)(2) the effect of the transaction on the amount and percentage of the current holdings of our common equity owned beneficially by (a) any person who is a beneficial owner of more than 5 percent of our common equity, (b) each director and nominee and (c) all directors and officers as a group. Since we are not presenting the number of holders in a 1933 Act registration statement or in a proxy or information statement that relates to an acquisition, business combination or other reorganization, we have not included this information because there is no transaction to give effect to. In future filings, should we have such a transaction, we will include this information.
In future filings, the information required by Regulation S-K 229.201 (d) will be incorporated from our proxy as follows: Information concerning securities authorized for issuance under our equity compensation plans will be set forth in the section entitled “Equity Compensation Plan Information” in our Proxy Statement for the                      Annual Meeting of Shareholders. All such information will be incorporated by reference from the Proxy Statement in Item 12, “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” in this annual report on Form 10-K.

H. Christopher Owings
March 17, 2008
Item 7. Management’s Discussion and Results of Operations, page 12
3. We note on page 19 your discussion of SouthStar’s increase in equity method income related to various hedging activities. Please explain to us the nature of such hedges and the underlying hedge strategies with a view towards enhancing future disclosure.
Since we own 30% of the membership interests in SouthStar Energy Services LLC (SouthStar), we record our proportionate share of SouthStar’s earnings under the equity method of accounting. As such, our exposure to the joint venture’s hedging activities is limited to our ownership percentage. We do not participate in the day to day management of SouthStar. SouthStar uses derivative financial contracts to moderate the effect of commodity price changes and weather on its earnings. SouthStar’s earnings can vary from year to year on factors other than financial hedging contracts, such as competition, ability to retain or add customers and ability to control or reduce costs. The explanation from year to year as to why their earnings increase or decrease may vary on the factors mentioned or other factors other than hedging activities. However, as an equity method member, we do not participate actively on a day to day basis in the management of this company and we do not believe we are required to make these disclosures.
AGL Resources, Inc. owns 70% of the membership interests in SouthStar and consolidates SouthStar as the majority owner. While we cannot rely on the information provided by AGL about SouthStar’s hedging activities in Note 2 – Financial Instruments and Risk Management in their Form 10-K for the year ended December 31, 2007, we have included the following excerpt from their Form 10-K in order to provide you with more information about their hedging activities.
“Commodity-related derivative financial instruments (futures, options and swaps) are used by SouthStar to manage exposures arising from changing commodity prices. SouthStar’s objective for holding these derivatives is to utilize the most effective method to reduce or eliminate the impact of this exposure. We have designated a portion of SouthStar’s derivative transactions as cash flow hedges under SFAS 133. We record derivative gains or losses arising from cash flow hedges in OCI and reclassify them into earnings in the same period as the settlement of the underlying hedged item. We record any hedge ineffectiveness, defined as when the gains or losses on the hedging instrument do not offset and are greater than the losses or gains on the hedged item, in cost of gas in our statement of consolidated income in the period in which it occurs. SouthStar currently has minimal hedge ineffectiveness. We have not designated the remainder of SouthStar’s derivative instruments as hedges under SFAS 133 and, accordingly, we record changes in their fair value in earnings in the period of change.
At December 31, 2007, the fair values of these derivatives were reflected in our consolidated financial statements as a current asset of $12 million and a current liability of $2 million representing a net position of 0.1 Bcf.
SouthStar also enters into both exchange and over-the-counter derivative transactions to hedge commodity price risk. Credit risk is mitigated for exchange transactions through the backing of the NYMEX member firms. For over-the-counter transactions, SouthStar utilizes master netting

H. Christopher Owings
March 17, 2008
arrangements to reduce overall credit risk. As of December 31, 2007, SouthStar’s maximum exposure to any single over-the-counter counterparty was $14 million.
In 2007 and 2006, SouthStar entered into weather derivative contracts as economic hedges of operating margins in the event of warmer-than-normal weather in the heating season, primarily from November through March. SouthStar accounts for these contracts using the intrinsic value method under the guidelines of EITF 99-02. SouthStar recorded current assets for this hedging activity of $5 million at December 31, 2007 and $7 million at December 31, 2006.”
4. We noted in your liquidity discussion on page 22 that gas in storage decreased $6.7 million primarily due to a regulatory mandated charge of $5.4 million from discontinuing the accounting practice of capitalization of storage demand charges in 2007. Please explain to us the reasons underlying the change and the when the mandate occurred.
Response: As part of an annual review of gas costs in an order dated August 1, 2007, the North Carolina Utilities Commission (NCUC) concluded that we should discontinue a long-standing accepted practice of capitalization and amortization of storage demand charges no later than November 1, 2007. We recorded the impact of this order and made a disclosure in our Form 10-Q in the quarter the order was received. This information was also disclosed on page 49 of the 2007 Form 10-K as follows:
“In August 2007, the NCUC approved our accounting for gas costs during the twelve months ended May 31, 2006, with adjustments agreed to by us as a result of the North Carolina Public Staff’s audit of the 2006 gas cost review period. We were deemed prudent on our gas purchasing policies and practices during this review period and allowed 100% recovery. In this order the NCUC also required us to discontinue the accounting practice of capitalizing and amortizing storage demand charges, effective no later than November 1, 2007. This action resulted in a margin decrease of $5.4 million in 2007.”
1. Summary of Significant Accounting Policies, page 39
O. Recently Issued Accounting Standards, page 44
5. Please note that EITF Issue No. 06-3 became effective for the first interim reporting period beginning after December 15, 2006. Please explain how you account for taxes assessed by government authorities. Please note that the presentation of such taxes on either a gross or net basis is an accounting policy decision and should be disclosed. Prospectively, please revise your disclosure.
Response: To be in compliance with EITF Issue No. 06-3 that became effective for our second quarter Form 10-Q ending April 30, 2006, we included a statement under our taxes policy note in our Form 10-K for 2006, as well as 2007. Our taxes policy note states that general taxes consist primarily of property taxes and payroll taxes since these two categories make up the majority of the category. General taxes also includes Tennessee gross receipt taxes, franchise taxes, tax on company use, public utility fees and

H. Christopher Owings
March 17, 2008
other miscellaneous taxes. In future filings, we will expand the statement on general taxes and also include a statement in our revenue recognition policy that the presentation of taxes is on a net basis. These statements will be as follows:
J. Taxes
Deferred income taxes are determined based on the estimated future tax effects of differences between the book and tax basis of assets and liabilities. Deferred taxes are primarily attributable to utility plant, equity method investments and revenues and cost of gas. We have provided valuation allowances to reduce the carrying amount of deferred tax assets to amounts that are more likely than not to be realized. To the extent that the establishment of deferred income taxes is different from the recovery of taxes through the ratemaking process, the differences are deferred pursuant to Statement 71, and a regulatory asset or liability is recognized for the impact of tax expenses or benefits that will be collected from or refunded to customers in different periods pursuant to rate orders. We amortize deferred investment tax credits to income over the estimated useful lives of the property to which the credits relate.
Excise taxes, sales taxes and franchises fees separately stated on customer bills are recorded on a net basis as liabilities payable to the applicable jurisdictions. All other taxes other than income taxes are recorded as general taxes. General taxes consist of property taxes, payroll taxes, Tennessee gross receipt taxes, franchise taxes, tax on company use, public utility fees and other miscellaneous taxes.
K. Revenue Recognition
Utility sales and transportation revenues are based on rates approved by state regulatory commissions. Base rates charged to jurisdictional customers may not be changed without formal approval by the regulatory commission in that jurisdiction; however, the wholesale cost of gas component of rates may be adjusted periodically under PGA provisions. A weather normalization adjustment (WNA) factor is included in rates charged to residential and commercial customers during the winter period November through March in all jurisdictions except EasternNC. The WNA is designed to offset the impact that warmer-than-normal or colder-than-normal weather has on customer billings during the winter season. Effective November 1, 2005, in North Carolina, through a general rate case proceeding, the Customer Utilization Tracker (CUT) eliminated the WNA that had previously been used. The CUT provides for the recovery of our approved margin from residential and commercial customers independent of both weather and consumption patterns.
Revenues are recognized monthly on the accrual basis, which includes estimated amounts for gas delivered to customers but not yet billed under the cycle-billing method from the last meter reading date to month end. The unbilled revenue estimate reflects factors requiring judgment related to estimated usage by customer class, changes in weather during the period and the impact of the WNA or CUT mechanisms, as applicable.

H. Christopher Owings
March 17, 2008
Secondary market, or wholesale, sales revenues are recognized when the physical sales are delivered based on contract or market prices. See Note 3 regarding revenue sharing of secondary market transactions.
Utility sales, transportation and secondary market revenues are reported on a net basis. For further information, see Note 1.J to the consolidated financial statements.
2. Acquisitions, page 46
6. Please explain how you were able to acquire the remaining 50% interest in EasternNC for $1. Furthermore, explain how you accounted for the purchase of the remaining interest.
Response: The purchase price of $1 was the negotiated price between Albemarle Pamlico Economic Development Corporation (APEC), a non-profit corporation that encourages economic development in eastern North Carolina, and us. APEC held its 50% interest in Eastern NC for the purpose of providing broad oversight over the construction and expansion of the natural gas delivery system in the underserved portion of North Carolina. APEC chose to sell its ownership interest to us when the expansion project was nearing completion. The purchase was approved by the NCUC. The primary purpose for the purchase of the remaining 50% interest was to integrate the rate structure of EasternNC into our rate structure. . The acquisition of the remaining 50% was accounted for as a purchase and was merged into Piedmont immediately after the acquisition. We recorded an immaterial gain upon the purchase of the remaining interest, which represented the extinguishment of the minority interest liability as of the date we purchased the remaining interest.
6.Financial Instruments and Related Fair Value, page 53
7. We note that you utilize derivative instruments as part of your gas purchase business plan. It does not appear that you have provided all the disclosures required by paragraph 44 of SFAS no. 133. In this regard, we would expect to see a more robust discussion regarding the Company’s risk management policy with regard to your derivatives. Lastly, we note on page 49 that the recovery of costs associated with the North Carolina hedging plan has not been pre-approved by the NCUC, although we do note that the recent gas cost review found that your hedging activities were prudent. Explain to us the history of the hedging program with regard to North Carolina. In this regard, explain if this was an initial review of your hedging activities by the NCUC, and if so, how you justified the hedging costs prior to that review under SFAS no. 71.
Response: The financial call options that we use are NYMEX-traded financial instruments that are marked-to-market under SFAS No. 133. The corresponding mark-to

H. Christopher Owings
March 17, 2008
market asset/liability is deferred on the balance sheet because the hedging costs are fully recoverable from customers. The mark-to-market deferral is classified as a current asset. Since all costs are recoverable, there is no income statement impact to the shareholder. This accounting treatment is consistent with regulatory accounting practice as interpreted under SFAS No. 71, paragraph 9. As such, we are allowed deferral accounting without designating the financial instruments as hedges and without accounting for the financial instrument as required under SFAS 133. Thus, even though the program is called a hedging program, many of the SFAS 133 paragraph 44 disclosures do not apply.
Effective November 1, 2002, we implemented a hedging program in North Carolina under the terms of a generic order issued by the NCUC on February 26, 2002. Prudently incurred gas costs of the options associated with the hedging program are not pre-approved by the NCUC but are treated as gas costs subject to annual gas cost prudence reviews based on the information available at the time of the hedge, not at the time of the prudence review. In the order, the NCUC concluded that it is appropriate for all hedging costs prudently incurred for the benefit of customers to be passed through to customers and viewed as gas costs. However, the NCUC concluded that it did not have the legal authority to pre-approve hedging program costs since pre-approval would be inconsistent with the procedures decreed by North Carolina General Statute 62-133.4.
The recent NCUC gas cost review that you refer to was not the initial review of our hedging activities. We have been found prudent in our hedging transactions since the inception of the plan in fiscal year 2003 and in the corresponding annual gas cost reviews for the years 2003 through 2007 and as such, all costs incurred by our hedging programs have been approved for recovery from our customers.
In order to provide more clarity around our hedging plans, in future filings we will provide disclosures similar to the following:
We purchase natural gas for our regulated operations for resale under tariffs approved by state regulatory commissions. We recover the cost of gas purchased for regulated operations through purchased gas cost adjustment (PGA) procedures. We structure the pricing, quantity and term provisions of our gas supply contracts to maximize flexibility and minimize cost and risk for our customers. Our risk management policies allow us to use financial instruments to hedge risks, but not for speculative trading. The strategy and objective of our hedging programs is to use these financial instruments to provide increased price stability for our customers. We have a management-level Energy Risk Management Committee that monitors compliance with our risk management policies.
Through                     , 2008, we purchased and sold financial options for natural gas for our Tennessee gas supply portfolio. As of                     , 2008, we had forward positions for                      through                      2008. The cost of these options and all other costs related to hedging activities up to 1% of total annual gas costs are approved for recovery

H. Christopher Owings
March 17, 2008
under the terms and conditions of our Tennessee Incentive Plan (TIP) approved by the Tennessee Regulatory Authority (TRA).
Through                     , 2008, we purchased and sold financial options for natural gas for our South Carolina gas supply portfolio. As of                     , 2008, we had forward positions for                      2008 through                      2008. The costs of these options are pre-approved by the PSCSC for recovery from customers subject to the terms and conditions of our gas cost hedging plan approved by the PSCSC.
Through                     , 2008, we purchased and sold financial options for natural gas for our North Carolina gas supply portfolio. As of                     , 2008, we had forward positions for                      2008 through                      2008. The costs associated with our North Carolina hedging program are not pre-approved by the NCUC but are treated as gas costs subject to annual gas cost review proceedings by the NCUC.
Current period changes in the assets and liabilities from these risk management activities are recorded as a component of gas costs in amounts due to customers or amounts due from customers in accordance with Statement 71. We mark the derivative instruments to market with a corresponding entry to “Amounts due to customers” or “Amounts due from customers.” Accordingly, there is no earnings impact of the hedging programs on the regulated utility segment as a result of the use of these financial derivatives. As of                     , 2008 and October 31, 2007, the total fair value of gas purchase options included in the consolidated balance sheets was $_______ million and $13.7 million, respectively.
Forms 10-Q
Item 4. Controls and Procedures
8. We note that you state that your disclosure controls and procedures were effective in that they provide reasonable assurances that the information you are required to disclose in the reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the required time periods. In future filings, please revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).
Response: In our Form 10-Q for the period ending January 31, 2008, the following statement is made for Item 4:
Item 4. Controls and Procedures

H. Christopher Owings
March 17, 2008
Our management, including the President and Chief Executive Officer and the Senior Vice President and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of the end of the period covered by this Form 10-Q. Based on such evaluation, the President and Chief Executive Officer and the Senior Vice President and Chief Financial Officer concluded that, as of the end of the period covered by this Form 10-Q, our disclosure controls and procedures were effective in that they provide reasonable assurances that the information we are required to disclose in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods required by the United States Securities and Exchange Commission’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.
We routinely review our internal control over financial reporting and from time to time make changes intended to enhance the effectiveness of our internal control over financial reporting. There were no changes to our internal control over financial reporting as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act during the first quarter of fiscal 2008 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Definitive Schedule 14A filed January 22, 2007
Director Compensation, page 12
9. With a view to disclosure, advise us if and where the table on page 14 discloses amounts accrued to directors pursuant to retirement, change in control, and similar arrangements as discussed on page 13. See Item 402(k)(2)(vii)(D) of Regulation S-K.
Response: As a result of a miscommunication, the Company inadvertently did not include the change in value of the Director Retirement Benefits Agreement, described on page 13, in the column “Change in Pension Value and Deferred Compensation Earnings” in the director compensation table on page 14. The table should have included the information shown on Appendix A. There were no other accruals pursuant to any other director resignation, retirement, termination or change in control plan or arrangement. In future filings the change in value in the Director Retirement Benefits Agreement will be disclosed.
Security Ownership of Management and Certain Beneficial Owners, page 19.
10. Please identify the natural person or persons who hold the voting and dispositive power over securities held by entities.

H. Christopher Owings
March 17, 2008
Response: All securities identified in the beneficial ownership table on page 19 are held by natural persons except for (1) shares held in a trust (Mr. Clement, Ms. Sheubrooks, Mr. Dzuricky) whose natural person trustee (who has voting and dispositive power) is identified in the footnotes, and (2) shares held by Mr. Harwell’s law firm’s profit-sharing plan, whose voting and dispositive power is shared between Mr. Harwell and Jon D. Ross, another partner in his law firm.
Executive Compensation, page 20
Compensation Discussion and Analysis, page 20
11. You provide lengthy discussions of considerations underlying executive compensation decisions, including descriptions of tally sheets, market analyses prepared by compensation consultants, and changes made to types of compensation after discussions with consultants. However, it is unclear how the compensation committee analyzed information presented to it and why its analyses resulted in the numbers presented in the compensation tables. Please revise future filings accordingly.
Response: In future filings, we will describe in more detail how the Compensation Committee analyzes information presented to it and why its analyses resulted in the numbers presented in the compensation tables. If the same processes are used in the future as were used in fiscal 2007, future filings will include additional disclosure substantially similar to that set forth (underlined) on Appendix B to this letter.
12. As a non-exclusive example, you identify changes the compensation committee made to STIP target opportunities based on the tally sheet review process and a “short-term incentive market analysis prepared by its independent compensation consultant.” However, you do not explain how the committee analyzed the tally sheet or short-term analysis or clarify why these analyses resulted in, for example, a change from 40% to 60% for the CEO. Please revise accordingly.
Response: As disclosed on page 23, the changes to STIP target opportunities for the named executive officers were made so that, combined with the 6% MVP Plan opportunities, the fiscal year 2008 cash incentive opportunities for those officers would be consistent with median market practices, based on the information shown in the short-term incentive market analysis.
If the same processes are used in the future as were used in fiscal 2007, future filings will include additional disclosure substantially similar to that set forth (underlined) on Appendix B to this letter.
13. We note the statement on page 24 that grant sizes are reviewed in light of, among other factors, each executive’s individual performance. You also refer to the role of

H. Christopher Owings
March 17, 2008
individual performance in compensation decisions on pages 20-22 and throughout the compensation discussion and analysis. However, these references contain boilerplate statements or do not provide a concrete description of the individual performance measures or how they affected the compensation decisions. Please revise discussions of individual performance in future filings to provide clear and specific disclosure of how the compensation committee considered and used individual performance to determine executive compensation.
Response: In the future, the Company will clarify the disclosure in the Compensation Discussion and Analysis to specifically identify the elements of compensation that reflect individual performance, to describe the individual performance measures and to describe how they were taken into account in awarding such compensation in accordance with Item 402(b)(2)(vii) of Regulation S-K.
If the same processes are used in the future as were used in fiscal 2007, future filings will include additional disclosure substantially similar to that set forth (underlined) on Appendix B to this letter.
14. In future filings where you address long-term incentive compensation, such as the bullet points on page 24 and paragraphs at the top of page 25, please revise to disclose the target EPS , target total shareholder return as compared to the Peer Group, and target compounded annual EPS. Your revised disclosure should quantify actual performance and how this affected the compensation committee’s decisions regarding that year’s compensation. For example, if the disclosure identifies actual compensation that is above or below the range or threshold that had been contemplated by the incentive target opportunities, you should explain what factors the compensation committee considered when analyzing the target and actual performance. With a view to disclosure, advise us if EPS is the only metric used to gauge performance for purposes of considering executive compensation.
Response: As explained on page 24 of the Proxy Statement, long-term incentive plan awards are based on an EPS performance metric as well as total shareholder return (TSR) performance metric. The level of increase in the Company’s EPS is used to determine 50% of the amount awarded under the long-term incentive plan awards described in the Proxy Statement, and the remaining 50% of the long-term incentive plan award amount is based on the Company’s percentile ranking for total shareholder return performance (dividends plus change in stock price) in comparison to the Peer Group. In future filings, the Company will revise the description of the threshold, target and stretch performance levels of long-term incentive compensation awards by presenting the information in tabular format, including compounded annual EPS increase in percentage and dollar amounts. Target TSR can only be expressed as a percentile because the TSR component is a comparison against Peer Group. The table will also disclose the actual compounded annual EPS increase and TSR for completed periods. In future filings, the tabular

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March 17, 2008
disclosure will appear substantially similar to that set forth in Appendix C, which summarizes awards outstanding as of the end of fiscal 2007.
The target compounded annual EPS percentage increases were disclosed in the Proxy Statement for two of the three awards outstanding at the end of fiscal 2007 (Awards #9 and #10; see page 25). The actual compounded annual EPS percentage increase for the third award (Award #8), which vested on November 1, 2007, was disclosed on page 25, as was the threshold compounded annual EPS percentage increase for this award. The target (100% payout) TSR for each award (50th to 74th percentile) was disclosed for each of these awards on page 25 as well as the actual TSR percentile ranking for Award #8, which vested on November 1, 2007.
In fiscal 2007, the Compensation Committee did not award long-term incentive plan awards greater or less than contemplated by the stated targets and actual performance. If, in the future, the Compensation Committee awards actual compensation that is above or below the amount determined from the Company’s actual performance in relation to the performance levels set by the Compensation Committee, the Company will explain the factors the Committee considered in making those awards.
The Company’s EPS was the only performance metric under the Company’s fiscal 2007 short-term incentive plan. For the 2007 MVP Plan, non-financial performance measures were also used. These measures were described on pages 22 and 23 of the Proxy Statement and are further described in Appendix B in response to Comment #13.
15. Please provide additional analysis regarding how you calculate performance awards under the long-term incentive program. You have not provided quantitative disclosure of the EPS target that the compensation committee established under the short or long-term incentive program for 2008. Please disclose or, to the extent you believe disclosure of these targets is not required because it would result in competitive harm, provide us on a supplemental basis a detailed explanation under Instruction 4 to Item 401(b) of Regulation S-K for this conclusion. If disclosure of the performance-related factors would cause competitive harm, please discuss further how difficult it will be for you or the named executive officer to achieve the target levels or other factors. Please see Instruction 4 to Item 401(b) of Regulation S-K.
Response: We did not disclose the EPS targets for the 2008 short-term incentive plan or long-term incentive plan because the process for determining the measures for those plans was the same as for the 2007 plans, and thus would not affect a fair understanding of the named executive officer’s compensation for 2007. Please see in this regard Instruction 2 to Item 402(b) of Regulation S-K. Please advise us if Item 402(b) requires disclosure of the target EPS performance measures for potential incentive compensation under the Company’s MVP Plan and short-term incentive plan for the succeeding fiscal year even if the performance levels for the succeeding fiscal year are not being set under a new or modified program or policy.

H. Christopher Owings
March 17, 2008
16. You describe several elements of compensation, including salary, MVP, STIP, LTIP, and restricted stock. Please revise to explain how each element and the compensation committee’s decisions regarding that element fit into the overall compensation objectives and affect decisions regarding the other elements. Also, please discuss how the retirement benefits fit into your overall compensation objectives and strategy.
Response: On pages 20-21 of the Proxy Statement we describe the Compensation Committee’s compensation philosophy, which describes how each compensation element fits into the overall compensation objectives.
As further explanation, the Committee’s goal is for each executive’s base salary and target total compensation to be targeted at the median (i.e., the 50th percentile) base salary and total compensation paid to executives in positions with similar responsibility, experience and ability to affect financial performance, based on Peer Group benchmarking and U.S. industrial market data. Total direct compensation levels are established (with aggressively set targets) at or near the 75th percentile of the competitive market place (based on Peer Group benchmarking and U.S. industrial market data).
The portion of the target total compensation amount that is not provided through base salary is at risk or incentive compensation that will be paid based on performance. The incentive compensation component is comprised of annual incentive compensation awards under the short-term incentive plan and MVP Plan and a performance unit award under the long-term incentive plan. The Committee sets the targets for those plans so that the long-term incentive plan compensation award is more heavily weighted than the annual incentive compensation awards, in order to encourage longer-term, strategic action by the executives.
Occasionally, the Committee awards compensation to executives in addition to base salary and annual and long-term incentive compensation. For example, in September 2006, the Committee awarded 65,000 shares of time-vested restricted stock to the Chief Executive Officer to encourage him to remain employed with the Company. These types of awards are not made annually or on any other regular periodic basis.
As disclosed on page 26 of the Proxy Statement, the Compensation Committee and management will be reviewing the Company’s retirement benefits in 2008 to ensure that they are consistent with the Company’s compensation objectives and strategy. A description of this review process and actions taken as a result will be provided in next year’s proxy statement.

H. Christopher Owings
March 17, 2008
****
          Please do not hesitate to contact me should you require further information or explanation.
                Sincerely,
/s/ David J. Dzuricky
David J. Dzuricky
Senior Vice President and Chief Financial Officer
cc: Thomas E. Skains,
      Chairman, President and Chief Executive Officer

APPENDIX A
Director Compensation Table

				Change in
				Pension Value
	Fees Earned	Stock	Option	and Deferred	All Other
	or Paid in	Awards	Awards	Compensation	Compensation
Name(1)	Cash ($)(2)	($)	($)	Earnings ($)(4)	($)(3)	Total ($)
Mr. Jerry W. Amos	$62,000	$0	$0	$3,142~~0~~	$31,334	$96,476~~3,334~~
Dr. James E. Burton	$66,500	$0	$0	$0	$11,625	$78,125
Mr. D. Hayes Clement	$80,200	$0	$0	$31,253~~0~~	$16,050	$127,503~~96,250~~
Mr. Malcolm E. Everett III	$75,000	$0	$0	$9,678~~0~~	$13,750	$98,428~~88,750~~
Mr. John W. Harris	$66,700	$0	$0	$636~~0~~	$11,675	$79,011~~8,375~~
Mr. Aubrey B. Harwell, Jr.	$66,700	$0	$0	$13,485~~0~~	$11,675	$91,860~~78,375~~
Mr. Frank B. Holding, Jr.	$68,100	$0	$0	$0	$12,025	$80,125
Dr. Frankie T. Jones, Sr.	$29,500	$0	$0	$0	$3,500	$33,000
Ms. Vicki McElreath	$78,400	$0	$0	$0	$14,600	$93,000
Ms. Minor M. Shaw	$60,500	$0	$0	$0	$10,625	$71,125
Ms. Muriel W. Sheubrooks	$75,000	$0	$0	$105~~0~~	$13,750	$88,855~~750~~
Dr. David E. Shi	$65,000	$0	$0	$0	$11,250	$76,250

(4)	These amounts represent the increase in the actuarial present value of the director’s accumulated benefit under the Director Retirement Benefits Agreement.

APPENDIX B
PROPOSED FORM OF FUTURE DISCLOSURE
     (A) Response to Comment 11
     (B) Response to Comment 12
     (C) Response to Comment 13
     Elements of Compensation
     Market Benchmarking
     A benchmark group of companies in the natural gas distribution industry is used regularly by the Compensation Committee of the Board of Directors for market benchmarking to ensure that the Company’s compensation programs offer competitive total compensation opportunities and reflect best practices in compensation plan design. This group of companies is the same group that formerly comprised the A.G. Edwards Large Natural Gas Distribution Index. This is the same peer group that the Company uses to measure its total shareholder return performance, a component of the Company’s executive Long-Term Incentive Plan. The companies comprising the peer group of natural gas utility companies (the “Peer Group”) are:
•	AGL Resources, Inc.

•	Atmos Energy Corp.

•	New Jersey Resources Corp.

•	Nicor, Inc.

•	Nisource Inc.

•	Northwest Natural Gas Co.

•	Southwest Gas Corp.

•	Vectren Corp.

•	WGL Holdings, Inc.
     In addition, information on annual base salary increases for the utility industry and compensation data for the U.S. general industrial markets is provided to the Compensation Committee by Hay Group, the Compensation Committee’s independent compensation consultant.

The U.S. industrial market data is compiled from Hay Group’s Industrial Executive Compensation Report, an annual executive compensation survey with data on more than 100 executive level positions from almost 300 organizations.
     Compensation for the Company’s officers is evaluated and set annually by the Compensation Committee based on the data described above. Under the Board-approved executive compensation philosophy, base salaries are targeted at the median (50th percentile) of the U.S. natural gas distribution and industrial marketplaces(A), as shown by the Peer Group benchmarking data and U.S. industrial market data described above. Incentive or “at-risk” compensation is intended to be the compensation component that will motivate the executive team to achieve superior results and, when accomplished, reward them accordingly. Total direct compensation levels (base salary plus short- and long-term incentive compensation) is established (with aggressively set targets) at or near the 75th percentile of the competitive marketplace when stretch performance targets are achieved. (A) The Peer Group benchmarking data and U.S. industrial market data described above establishes the 75th percentile.
     The Company’s CEO develops pay recommendations for the Company’s officers based on:
•	The market data described above;

•	Each executive’s individual performance and functional responsibilities; and

•	Company performance, both financial and non-financial.
     The CEO is assisted in the development of the pay recommendations by the Company’s Human Resources department. The Compensation Committee reviews and approves these pay recommendations with the advice of its independent compensation consultant (A) concerning the competitiveness of the compensation based on the Peer Group benchmarking data and U.S. industrial market data described above. The Committee also sets the base salary and incentive opportunities for the Company’s CEO using the same informational analysis.
     In addition to the market benchmarking described above, the Compensation Committee reviewed “tally sheets” prepared by Hay Group in 2007. These tally sheets detailed each element of compensation provided to the Company’s CEO and the other executive officers named in the “Summary Compensation” table. Based on these tally sheets, Hay Group recommended that the Committee analyze the Company’s short-term incentive plan, executive perquisites policy and change-in-control arrangements further (A) to determine whether they were competitive with the Peer Group and the U.S. industrial market. This additional analysis and the Committee’s decisions are discussed later in this Proxy Statement.
     Base Salary
     The Company provides its employees with base salaries to compensate them for services rendered during the year. The Company’s compensation philosophy requires that the relative base salary levels for its executives should reflect each executive’s scope of responsibility and accountability. To determine the appropriate base salary levels necessary to attract and retain top quality executives, the Compensation Committee reviews base salary information from general industry surveys and proxy compensation data for companies in the Peer Group, which is presented and explained by Hay Group.

     This base salary information is used to create salary ranges and recommended base salaries targeted at the median (50thpercentile) of the competitive marketplace (A)  based on the Peer Group benchmarking data and U.S. industrial market data described above.. Executive base salaries are reviewed annually by the Compensation Committee. Base salary increases reflect the competitive marketplace, the operating performance and financial condition of the Company, as well as the performance and responsibilities of the individual executive. Individual performance is a factor in determining the base salary of the executive. (C) Individual performance is based on demonstration of shared values and attainment of key performance objectives. Shared values (such as integrity, teamwork, compliance, cost consciousness, respect of others, decision making) are a subjective measure of how the executive performs their work in accordance with the Company’s core values. Examples of key performance objectives for named executive officers include customer satisfaction, effective employee communications, EPS growth, business process improvements and the executive’s involvement within the community. Individual performance in the shared values and performance objectives components determines the executive’s score on his annual performance plan. This score is then compared to the average annual performance plan score for all employees, and the target base salary merit increase percentage (3.75% for 2007) is adjusted to reflect the executive’s score relative to the Company average. This amount is further adjusted by an amount, if any, determined by the Compensation Committee that targets a resulting salary level in the range of the median (50th percentile) of the competitive marketplace based on the Peer Group benchmarking data and U.S. industrial market data described above taking into account that executive’s experience and expertise.
     Annual Incentives
     The Company’s annual Mission, Values, Performance (“MVP”) cash incentive plan is a Company-wide plan covering all full-time employees, excluding Tennessee employees covered under the bargaining unit agreements. The MVP Plan is designed to establish financial, operational, customer service and community impact goals. This plan, which was first implemented in 2003, is funded and paid to participants based on predetermined threshold, target and stretch levels of Company basic earnings per share (“EPS”) performance in order to ensure that the plan is funded through profit levels consistent with the Company’s earnings objectives for shareholders. (C) EPS performance acts as a trigger for payment of the MVP award and also comprises 36% of the MVP award. If EPS performance is less than 95% of target there would be no cash distribution. If EPS performance is at 95% of target, there would be a 50% distribution. If EPS is at 100% of target, there would be a 100% distribution. If EPS is at 105% or greater than target, there would be a 150% distribution. EPS performance levels between 95% and 105% are subject to mathematical interpolation.
     The MVP Plan also has non-financial performance measures that determine (C) the other 64% of participants’ MVP incentive award payout~~levels for participants.~~ These non-financial performance measures, (C) which are the same for each employee, are identified by management and the Compensation Committee as important to the Company’s business mission and values. For fiscal 2007 these measures were customer satisfaction, employee safety, employee engagement in the community and Company activities (C) (which comprise 54% of the MVP award) and an assessment of each employee’s demonstration of the Company’s shared values (C) as described above (which comprises 10% of the MVP award). For fiscal year 2007, as in all years since the MVP Plan was first implemented, the Company’s officers had a target MVP Plan incentive opportunity equal to 6% of base salary.

     The EPS target under the MVP Plan is approved by the Compensation Committee and the Board of Directors. The EPS target for fiscal year 2007 was $1.44. The Company’s EPS performance for MVP Plan purposes was $1.43 for fiscal year 2007 (actual basic EPS of $1.41 plus a $.02 restructuring charge adjustment approved by the Compensation Committee). This performance resulted in an MVP Plan bonus pool funded at 92.86% of target. The Compensation Committee approved the $.02 restructuring charge adjustment for purposes of the fiscal year 2007 MVP and STIP incentive plans. This adjustment represents the fiscal 2007 impact of net restructuring expenses absorbed by the Company as a result of the Company’s organizational restructuring in 2007. The Compensation Committee approved this adjustment because these restructuring expenses were not anticipated when the fiscal year 2007 EPS target was originally set and because the restructuring is expected to yield lower operating expenses and higher EPS targets in future years. No adjustment was made under any of the outstanding long-term incentive plan awards since those incentives measure Company performance over multiple years.
     The Company’s annual Short-Term Incentive Plan (“STIP”) is a cash incentive opportunity provided to executives and other key employees. The participants’ short-term incentive opportunity for fiscal year 2007 was granted under the Incentive Compensation Plan (“ICP”) that was approved by the Company’s shareholders in 2006. The STIP is designed to reward short-term (12 months or less) financial performance. STIP eligibility and incentive opportunities are reviewed and approved by the Company’s Compensation Committee each year, taking into account individual executives’ responsibilities, competitive pay practices and overall Company financial performance. STIP opportunities are expressed as a percentage of base salary. Target opportunities under STIP for fiscal year 2007 for the executive officers named in the Summary Compensation table (“named executive officers”) were 40% of base salary for the CEO (Mr. Skains) and 30% for Senior Vice Presidents (Messrs. Dzuricky, O’Hara, Yoho and Yount).
     (B) The Compensation Committee’s review of the tally sheets revealed that the STIP target ~~These~~ opportunities (as a percentage of base salary) for the Company’s named executive officers have not changed since the STIP’s inception in 2004. ~~In 2007, subsequent to the tally sheet review process, t~~The Compensation Committee (B) therefore requested that ~~reviewed a short-term incentive market analysis prepared by~~ its independent compensation consultant (B) prepare a short-term incentive market analysis. The analysis provided information on competitive incentive opportunities for the Company’s executives, taking into account position responsibility changes effected by the Company’s management restructuring in 2006 and similar incentive opportunities provided for comparable positions in the Peer Group as well as U.S. industrial market data. Based on this analysis (B) and to align the STIP target, combined with the 6% MVP opportunity, with median market practices for annual cash incentives, the Compensation Committee approved the following changes to STIP target opportunities for fiscal year 2008 for the named executive officers~~, which combined with the 6% MVP Plan opportunity align with median market practices for annual cash incentives:~~:
•	CEO (Mr. Skains): 60%

•	Senior Vice President and Chief Financial Officer (Mr. Dzuricky) and Senior Vice President—Commercial Operations (Mr. Yoho): 50%

•	Senior Vice President—Utility Operations (Mr. Yount) and Senior Vice President—Corporate and Community Affairs (Mr. O’Hara): 40%

     STIP awards are made based on the achievement of a predetermined annual Company basic EPS target to ensure the STIP is funded with profit levels consistent with the Company’s earnings objectives for shareholders. If EPS performance is less than 95% of target there would be no cash distribution. If EPS performance is at 95% of target, there would be a 50% distribution. If EPS is at 100% of target, there would be a 100% distribution. If EPS is at 105% or greater than target, there would be a 150% distribution. EPS performance levels between 95% and 105% are subject to mathematical interpolation.
     The EPS target under the STIP is approved by the Compensation Committee and the Board of Directors. The EPS target for fiscal year 2007 was $1.44. For fiscal year 2007, EPS performance for STIP purposes was $1.43 (actual basic EPS of $1.41 plus the $.02 restructuring charge adjustment approved by the Compensation Committee as discussed above). This performance resulted in incentive payouts equal to 92.86% of target.
     Long-Term Incentives
     To support the Company’s pursuit of long-term creation of shareholder value, as well as the motivation and retention of a high-quality executive team, the Company operates an executive Long-Term Incentive Plan (“LTIP”). Combined with the STIP and MVP incentive opportunities, the Company’s LTIP emphasizes “pay at risk” for the Company’s executives in a manner consistent with the Company’s high performance culture.
     The LTIP is designed to reward long-term Company performance against objective financial goals as well as relative total shareholder return performance (stock price appreciation plus dividend payments) against the Company’s Peer Group. Under the LTIP, the Board awards units to eligible officers (including the named executive officers), managing directors, director-level employees and regional executives. The formula to determine the number of units awarded to each participant considers position, base salary and stock price/performance share valuation at the time of award, and the number of months of participation. The formula includes a discount for risk of forfeiture over the performance period. Grant sizes are also reviewed in light of competitive market data (A) (which is the Peer Group and U.S. industrial market data) for each executive’s position, (A) to ensure that grant sizes are competitive. Each unit awarded is equivalent in value to one share of Common Stock.
     Depending upon the levels of financial and peer group performance achieved by the Company during a performance period, typically three years, distribution of LTIP awards may be made at certain threshold, target and stretch levels. There are two measures used to determine performance based on absolute financial performance by the Company and relative performance against peers in order to create long-term value for the Company’s shareholders:
•	A stated compounded annual increase in Company basic EPS, which represents 50% of the units awarded; and

•	The Company’s percentile ranking for total shareholder return (including both stock price and dividend payment) performance in comparison to the Peer Group, representing the remaining 50%.
     The measures recognize two very important factors for investors—long-term earnings per share growth and total shareholder return performance against other companies in the natural gas utility sector.

     For the EPS portion, an EPS performance of 80% of target results in an 80% payout, an EPS performance of 100% of target results in a 100% payout and an EPS performance of 120% of target results in a maximum 120% payout. EPS performance between these levels is subject to mathematical interpolation. EPS performance below 80% of target results in no payout of this portion of the LTIP award.
     For the total shareholder return portion, a ranking below the 25th percentile of Peer Group performance results in no payout, a ranking between the 25th and 39th percentile results in an 80% payout, a ranking between the 40th and 49th percentile results in a 90% payout, a ranking between the 50th and 74th percentile results in a 100% payout, a ranking between the 75th and 89th percentile results in a 110% payout, and a ranking at or above the 90th percentile results in a maximum 120% payout. This design is consistent with the Company’s philosophy of providing executives the opportunity to earn above-median compensation through incentive compensation that is delivered for creating significant shareholder value by recognizing stock price and dividend payment performance against comparable regulated natural gas utilities’ performance.
     At October 31, 2007, the named executive officers had LTIP Awards #8, #9 and #10 outstanding, which cover the three-year performance periods ending October 31, 2007, October 31, 2008, and October 31, 2009, respectively. LTIP Awards #8 and #9 were granted under the Company’s 2004 Executive Long-Term Incentive Plan, which was approved by shareholders in 2004, as amended, and LTIP Award #10 was granted under the Company’s ICP. LTIP Award #8 vested on November 1, 2007. LTIP Award #8 generated a total incentive payout equal to 40% of the named executive officers’ target opportunity. This payout level was the result of zero payout on the EPS portion due to the Company’s three year compounded annual EPS growth being 3.3%, compared to a 4% threshold performance level, and 80% payout on the total shareholder return portion due to the Company’s 28th percentile ranking against the Peer Group. Target compounded annual EPS growth is 5% for LTIP Award #9 and 4% for LTIP Award #10. LTIP Award #11 was approved by the Compensation Committee in October 2007 and has a target compounded annual EPS growth of 4%. The Compensation Committee annually reviews the EPS growth target for new LTIP awards. The EPS target for LTIP Awards #10 and #11 was set at 4% based on the Company’s EPS growth expectations for the natural gas distribution industry that were predicated on overall economic conditions and the competitive market environment. The Company and its Board of Directors believe this EPS growth rate, combined with the Company’s share appreciation and dividend yield, continues to offer its shareholders a market competitive return on their investment.
     All outstanding LTIP incentive opportunities, as well as proposed new grants, are reviewed each year by the Compensation Committee to ensure the targeted Company performance levels and total compensation mix for named executive officers are consistent with the Company’s executive compensation philosophy. These annual reviews also provide an opportunity for the Compensation Committee to assess wealth accumulation for the named executive officers. The Company does not have any program, plan or practice to time “off-cycle” awards in coordination with the release of material non-public information.

APPENDIX C

	Performance				Actual				Actual Total
	Period – 3-		Compounded		Compounded	Target Total Shareholder Return			Shareholder
	year period	Annual EPS Increase			Annual EPS	Ranking			Return
Award #	ending	Threshold	Target	Stretch	Increase	Threshold	Target	Stretch	Ranking
8	October 31, 2007	4% ($1.44)	5% ($1.48)	6% ($1.52)	3.3% ($1.41)	25 th percentile	50 th to 74 th percentile	90 th percentile	28 th percentile
9	October 31, 2008	4% ($1.49)	5% ($1.53)	6% ($1.57)	—	25 th percentile	50th to 74 th percentile	90 th percentile	—
10	October 31, 2009	3.2% ($1.41)	4% ($1.44)	4.8% ($1.47)	—	25 th percentile	50th to 74th percentile	90 th percentile	—